Mail Stop 3561

March 24, 2006

Mr. Peter H. Engel
Chief Executive Officer and Treasurer
Affinity Media International Corp.
11601 Wilshire Boulevard, Suite 1500
Los Angeles, California 90025

> **Re: Affinity Media International Corp.**
> **Amendment No. 1 to Registration Statement on**
> **Form S-1**
> **Filed on February 23, 2006**
> **File No. 333-128707**

Dear Mr. Engel:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note the disclosure in the prospectus summary that the company was formed "for the purpose of acquiring … all plus a minority interest in the assets of, or engaging in any other similar business with a single operating entity, or one or more related … operating entities." We also note the disclosure in the risk factor on the top of page 19 that states "[w]e may decide to acquire a minority interest or interests in one or several operating businesses" and similar disclosure on the top of page 43. Please revise the summary to clearly disclose whether the company

could purchase minority equity interests in one or more businesses. Also, in light of this disclosure, provide us with an analysis as to whether Affinity Media International Corp. could be an investment company and subject to the Investment Company Act of 1940.

In the risk factor on page 22, that the company may be deemed an investment company, please revise the risk factor to explain why the company could be deemed an investment company. See Section 3(a)(1)(A) and (C) of the Investment Company Act of 1940. We also note the statement in this risk factor that "[w] do not believe that our anticipated activities will subject us to the Investment Company Act of 1940." Please explain this position in relation to the disclosure that the company could acquire minority interests in one or several operating businesses. We may have further comment.

2.   We note the revised disclosure on page 8 and elsewhere that the company may proceed with a business combination "only if a majority of the shares of common stock … are voted in favor of the business combination and public stockholders owning less than 25% of the shares sold in this offering … exercise their conversion rights." Please discuss in the prospectus whether the increase to 25% will have an effect upon the company's ability to consummate a business combination with a target business or businesses whose fair market value is at least 80% of the company's net assets at the time of such acquisition.

3.   On the cover page of the prospectus and elsewhere in the registration statement, we note the reference to Mr. Engel and "his designees." We also note the disclosure in the Placement Unit Agreement that the purchasers agree "directly or through nominees." In light of integration issues of the private placement and public offering, please revise these statements or advise us why such revisions are not necessary.

4.   We note your response to our prior comment 8 in which you state that the requested disclosure has been added on page 79 of Amendment No.1. We were unable to locate the disclosure on this page, and therefore, we reissue the comment. We note the contingent nature of part of the underwriters' compensation. In light of Regulation M, please include disclosure in the registration statement regarding when the distribution ends. This disclosure may relate to when all of the shares have been sold, there are no more selling efforts, there is no more stabilization or the overallotment has been exercised. Note that disclosure merely stating that the distribution ends at the closing of the IPO is insufficient.

Outside Front Cover Page of Prospectus

5.   Please limit the outside cover page of the prospectus to one page. See Item
        501(b) of Regulation S-K.

6.   Please identify Mr. Engel.

Prospectus Summary

7.   In the last paragraph at page 2, please identify Messrs. Cohl and Dombrowski.

Summary financial data, page 11, Dilution, page 35 and Capitalization, page 37

8.   We note your disclosure that $16,500,000 of the offering proceeds will be held in
        Trust regarding the 3,000,000 units offered. Based on the funds held in Trust, it
        would appear that the per share conversion price for the 3,000,000 units would be
        $5.50 per unit and the corresponding value of 749,700 shares convertible into
        cash would be $4,123,350 excluding any waivers. However, it is not clear to us
        how you computed the per share conversion price of $6.00 per unit and value of
        common stock convertible into cash at $4,318,272 or $ 5.76 per share. Please
        revise your disclosures or provide your computations and a detailed discussion
        how your computations are appropriate.

Use of Proceeds, page 30

9.   We note the disclosure on the cover page of the prospectus and elsewhere that
        $16,500,000 will be deposited into the trust account. However, the disclosure on
        page 30 indicates that $ 15,780,000 will be "Held in trust for our benefit." Please
        revise the amount held in trust to be consistent throughout the prospectus.   Also
        revise for consistency the amount held in trust in the table under the column
        "Over-Allotment Option Exercised." See also the MD&A section.

10.   Please disclose an estimate of the expenses related to the working capital
        requirements that may be funded from interest income. Please disclose whether
        the remaining interest income from the trust account, after paying expenses, will
        be kept in the trust for purposes of acquiring a business or released to investors
        upon liquidation.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 38

11.   The discussion in the second full paragraph provides amounts that differ from
        those provided in the table of use of proceeds at page 30. For example, the total
        offering and placement expenses are $2,070,000 at page 30, but "approximately
        $1,350,000" at page 37. Please reconcile.

Proposed Business, page 40

Source of Target Business, page 43

12.   Please disclose whether the underwriters could serve as a source for identification
        of target businesses. Also discuss whether the underwriters would be able to
        receive finders' fees in connection with serving as the source for identification of
        target businesses.

Opportunities for stockholder approval of business combination, page 44

13.   We note the disclosure on page 45 that "as part of the negotiations toward a
        business combination, our board of directors may … agree to a percentage less
        than 25%." Please describe in detail the effect that this condition may have upon
        the company's ability to consummate a business combination. Please clearly
        indicate whether the board of directors may increase the percentage in which
        public stockholders may exercise their conversion rights in order for the company
        to proceed with a business combination.

Comparison to Offerings of Blank Check Companies, page 49

14.   In the table, please include a discussion that compares the terms of the offering
        with the terms under Rule 419 with respect to the shareholders' rights to receive
        interest earned from the funds held in escrow.

Management, page 52

15.   Please disclose whether any officers or directors have been or are currently
        involved with other blank check companies.

Principal Stockholders page 59

16.   We note the disclosure in footnote (2) to the table that "officers and directors
        have agreed to surrender to us for cancellation up to an aggregate of 22,156 shares
        in the event … stockholders exercise their right to redeem their shares for cash
        upon a business combination." Please explain this condition in more detail in the
        description of securities section.

Certain Relationships and Related Transactions, page 61

17.   Please describe the affiliation between Silverback Books and Messrs. Engel, Cohl
        and Dombrowski. See Item 404(a) of Regulation S-K.

Underwriting Terms, page 72

18.   In the last paragraph at page 75, the prospectus states that the underwriters may
        distribute prospectuses electronically. However, the response letter of counsel
        dated February 23, 2006 states in response to comment 46 that "[n]either Maxim
        Group LLC nor any of the members of the underwriting syndicate will engage in
        any electronic offer, sale of distribution of the securities." Please clarify.

Where You Can Find Additional Information, page 79

19.   Please revise to include the SEC's current address which is: 100 F Street, N.E.
        Room 1580, Washington, DC 20549.

Other regulatory

20.   Please provide a currently dated consent in any amendment.

Part II

Item 15. Recent Sale of Unregistered Securities

21.   Please disclose the private placement between the company and Mr. Engel.

Exhibits

22.   Please file executed copies of agreements, wherever possible. For example,
        please file an executed copy of exhibit 10.8, Placement Unit Agreement.

Closing Comments

       As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

       We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       Any questions regarding the accounting comments may be directed to Raj Rajan at (202) 551-3388. Questions on other disclosure issues may be directed to Cathey Baker at (202) 551-3326.

                                    Sincerely,

                                    John Reynolds
                                    Assistant Director

cc: Stuart Neuhauser, Esq.
        Fax: (212) 370-7889